

Mail Stop 3720

May 29, 2009

Via U.S. Mail and facsimile to (650) 513-7907

Mr. Stephen M. Smith
President and Chief Executive Officer
Equinix, Inc.
301 Velocity Way, Fifth Floor
Foster City, California 94404

> **Re:** **Equinix, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 000-31293**

Dear Mr. Smith:

      We have reviewed your letter submitted on May 21, 2009 in response to our comment letter dated May 15, 2009, and we have the following comments. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comments or any other aspect of our review.

Form 10-K for the fiscal year ended December 31, 2008

Item 8. Financial Statements and Supplementary Data, page 60

Notes to Consolidated Financial Statements, page F-6

Note 13. Income Taxes, page F-47

1.   We note your response to Comment 1. In future filings, please expand your disclosures to address the factors you considered in concluding that it was more likely than not that Equinix's U.S. deferred tax assets would be realized and the U.S. deferred tax valuation allowance should be released. At a minimum, the

disclosure should include a discussion of the positive and negative evidence you evaluated to conclude that the quality and quantity of the positive evidence out-weighed the negative evidence, similar to the information provided in your response.

2.   We note your response to Comment 2. In future filings, please expand your disclosures to include a schedule showing the expiration dates for your federal and state net operating loss carryforwards. You may choose to present this in a more summarized fashion than in your response.

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 15

Summary Compensation Table, page 26

3.   We note your response to Comment 5. We also note the third sentence in the first paragraph on page 19 states that the "maximum bonus set for each named executive officer … was stated in terms of a percentage of the named executive officer's base salary for the year." Here, your Compensation Discussion & Analysis did not disclose that bonuses under the 2008 annual incentive plan were calculated as a percentage of each NEO's base salary in effect at the end of the fiscal year and not as a percentage of the actual salary earned during the fiscal year.

In future filings, please confirm that you will disclose clearly the basis or formula for calculating the amounts paid to your NEOs under any material elements of compensation. In the event that future differences arise in the Summary Compensation Table between salary earned and the amount paid under the annual incentive plan (assuming that you continue to use the same basis for calculating payments under the annual incentive plan), please consider adding footnote disclosure to the table to clarify how you determined the amounts under the annual incentive plan.

*   *   *   *

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy
Celeste M. Murphy
Legal Branch Chief